January 1, 2010

Magnus Nicolin

Re: Settlement Agreement and General Release

Dear Magnus:

This letter when signed by you, will constitute the full settlement agreement (“Agreement”) between you and Newell Rubbermaid Inc. (“the Company”) on the terms of your separation from employment with the Company and your position of President – EMEA and APAC, Newell Rubbermaid Inc., and any other positions that you may have held with the Company in the United States, Europe, Asia-Pacific or elsewhere. By entering into this Agreement, neither you nor the Company make any admission of any failing or wrongdoing. Rather, the parties have merely agreed to resolve amicably any existing or potential disputes arising out of your employment with the Company and the separation thereof, as both parties desire to settle fully any and all matters between them relating to your employment under your Offer Letter of July 14, 2006 (“Offer Letter”), and your Expatriate Employment Agreement dated August 30, 2006 and the Addendum thereto (collectively the “Expatriate Agreement”).

1.	In accordance with the terms of the Offer Letter and Expatriate Agreement, you were hired by the Company in the position of President – Europe, Middle East and Africa (EMEA) and subsequently, Asia – Pacific (APAC) was added to your title. Your duties were to represent the Company and its products in Europe and in Asia-Pacific. You acknowledge that a portion of your employees were located outside of those regions, including in the United States. In accordance with earlier discussions held between you and the Company, you were notified that your employment with the Company will be considered terminated effective January 1, 2010 (“Separation Date”), and you were also informed that the Company would repatriate you and your family directly to your Connecticut home in the United States. You additionally will be paid your accrued, but unused vacation, if any, in the ordinary course of business.

2.	You recognize and agree that the parties have differing accounts of the factual underpinnings of your leadership role in France, in particular as it relates to the Company’s commercial strategy in France and the region, thereby substantially diminishing your responsibilities in France and the region, and that in settlement of any disputes between the parties relating thereto the Company has agreed that you are entitled to terminate the Expatriate Agreement for “good reason”. The Company hereby agrees to compensate you for any potential damages in exchange for your full release of any existing or future claims against the Company related to your employment with and separation from the Company. Therefore, in consideration of your acceptance of this Agreement, you will be entitled to the following items:

(a)	As supplemental pay, the Company will provide you with twelve (12) months of pay at your present base salary, less ordinary and necessary payroll deductions. Such payments shall be made in accordance with the Company’s normal payroll practices. The supplemental pay will continue until you find other employment, including self-employment, that provides you with income exceeding Five Thousand Dollars ($5,000) per month (“Alternative Employment”) or until December 31, 2010, whichever event occurs first (the “Salary Continuation Period”). The supplemental payments, however, will not commence until the latter of the first day after the effective date of this Agreement or after the Separation Date, and they will be made on regularly scheduled pay dates.

(b)	Your Separation Date shall be considered a “qualifying event” for purposes of triggering your right to continue your group health and dental benefits pursuant to federal law (commonly referred to as “COBRA”) or any other applicable law. If you elect COBRA or other applicable continuation of your health or dental benefits, the Company will pay a portion of your premiums during the Salary Continuation Period as additional consideration for your acceptance of this Agreement. As a result of this Company payment, your cost for continuation coverage during the Salary Continuation Period will be the same amount charged to active employees. After the Salary Continuation Period, you will have the right to continue coverage at your own expense for the remainder of the COBRA or other applicable period. You will receive, under separate cover, information regarding your rights to such continuation coverage.

(c)	As additional consideration for your acceptance of this Agreement, if you find Alternative Employment prior to December 31, 2010, the Company will provide you with a lump sum payment equal to fifty percent (50%) of the remaining supplemental pay, as defined above (“Alternative Employment Bonus Payment”). Moreover, as further consideration hereunder, if said Alternative Employment occurs prior to June 30, 2010, and the total amount of base pay that you receive under sections 2(a) and this section 2(c) is less than nine (9) months, the Company agrees to increase said total to nine (9) months. Amounts paid under this section, if any, will be paid within 15 days after you commence Alternative Employment or 12/31/10, whichever is sooner.

(d)	The Company will provide you with (and assume the cost of) the services of Deloitte & Touche to perform the process of U.S. Tax Equalization for 2009. The Company also will provide you with (and assume the cost of) the services of Deloitte & Touche to prepare your annual income tax returns for 2009 and 2010.

(e)	If you have not accepted or began Alternative Employment by 12/31/10, the Company will extend, on a month to month basis, your base pay only, for up to six (6) months provided you have been searching for Alternative Employment in good faith as reasonably determined by the Company. Any such payments by the Company shall be made in accordance with the Company’s normal payroll practices. As soon as you accept Alternative Employment, this provision terminates notwithstanding your actual start date.

(f)	All vested stock options held by you pursuant to the Newell Rubbermaid, Inc. Amended 1993 or 2003 Stock Option Plans as of the Separation Date and those options that vest from 1/1/10 to 3/31/10, remain exercisable throughout the Salary Continuation Period or until ninety (90) days following the Separation Date, whichever event occurs first (the “Option Exercise Period”). All non-vested stock options, restricted shares or other awards granted under the Plans will be forfeited as of March 31, 2010, provided, however, that the restricted share grants of February 2007, February 2008 and December 2008 will vest on the original vesting date (i.e., their third anniversary) as if you were an active employee. No stock option will be exercisable under this provision after the earlier of: (i) the end of the Option Exercise Period, (ii) the latest date the option could have expired under its original terms and (iii) the 10th anniversary of the date of the original grant.

(g)	In lieu of being allowed to continue to use your Company-leased car pursuant to the terms of the leased automobile program through the Salary Continuation Period, the Company will pay you Twenty Thousand U.S. Dollars ($20,000.00) in a lump sum less ordinary and necessary payroll deductions.

(h)	In lieu of providing you with outplacement services through a service set up by the Company, the Company will reimburse you up to a maximum of Twenty-Five Thousand U.S. Dollars ($25,000.00) for reimbursement of reasonable and legitimate expenses incurred by you in seeking new employment. Only expenses incurred between your Separation Date and December 31, 2010 will be reimbursed. All reimbursement requests and receipts or other documentation of the expenses incurred by you must be submitted to Jim Sweet. Such reimbursements will be paid to you within 30 days of their submission to Jim Sweet. It is intended that reimbursement of these expenses constitute payments exempt from 409A pursuant to Treas. Reg. 1.409A-1(b)(9)(v).

(i)	You will be allowed to keep your Company Blackberry and laptop computer after the Company’s IT department has sanitized the devices of all pertinent Company information. It is agreed that your contact list shall not be removed, provided, however, that you will not use your contact list in violation of paragraphs 4 or 7 of this Agreement. You must return those devices to the Company by your Separation Date, and you will be provided with the sanitized devices no later than January 15, 2010. The providing of these devices is intended to comply with Treas. Reg. 1.409-1(b)(4) (regarding short-term deferrals).

(j)	The Company will pay for your current apartment lease in France through the lease expiration date in March, 2010.

(k)	The Company will return you, your family and your household goods to your home in Connecticut. The Company agrees that in lieu of paying for all of your household goods to be shipped to your home in Connecticut, it will pay for a portion of them to be shipped to your home and a portion to a new apartment or storage, provided, however, that the total cost does not exceed the cost of shipping all of your household goods to your home in Connecticut.

(l)	Except as stated above, all other benefits, bonuses and compensation end on the Separation Date. However, this Agreement does not affect any existing vested rights that you may have in the Company’s bonus, deferred compensation, pension, retirement and/or 401(k) plans. Furthermore, you will receive payments into the Company’s defined contribution plan in accordance with the terms of the plan, and in accordance with the terms of the 401(k) plan you will receive the Company match for the 2009 retirement contribution that is to be paid in 2010. You will receive, under separate cover, information regarding your rights and options, if any, under said plans.

(c)	Benefits provided under this Agreement are intended to be exempt from, or comply with, Section 409A of the Internal Revenue Code, which is the law that regulates severance pay. This Agreement shall be construed, administered, and governed in a manner that effects such intent, and the Company shall not take any action that would be inconsistent with such intent. Without limiting the foregoing, the payments and benefits provided under this Agreement may not be deferred, accelerated, extended, paid out or modified in a manner that would result in the imposition of additional tax under Code Section 409A. Although the Company shall use its best efforts to avoid the imposition of taxation, interest and penalties under Code Section 409A, the tax treatment of the benefits provided under this Agreement is not warranted or guaranteed. Neither the Company and its affiliates nor their directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by you or any other taxpayer as a result of this Agreement. Notwithstanding the foregoing, if any amount to be paid to you as a result of your termination of employment is “deferred compensation” subject to Section 409A and if you are a “Specified Employee” (as defined under Section 409A) as of the date of termination of employment hereunder, then, to the extent necessary to avoid the imposition of excise taxes or other penalties under Section 409A, the payment of benefits, if any, scheduled to be paid by the Company to you hereunder during the first six (6) month period following the date of a termination of employment hereunder shall not be paid until the date which is the first business day following the six-month anniversary of Executive’s termination of employment for any reason other than death. If any of the benefits set forth in this Agreement are deferred compensation under Section 409A, any termination of employment triggering payment of such benefits will constitute a “separation from service” under Section 409A before the distribution of such benefits can commence. For purposes of clarification, this foregoing sentence shall not cause any forfeiture of benefits on the part of the Executive, but shall only act as a delay until such time as a “separation from service” occurs.

3.	In consideration of the payments and benefits provided to you above, to which you are not otherwise entitled and the sufficiency of which you acknowledge, you do, on behalf of yourself and your heirs, administrators, executors and assigns, hereby fully, finally and unconditionally release and forever discharge the Company and its parent, subsidiary and affiliated entities and all their former and present officers, directors, shareholders, employees, trustees, fiduciaries, administrators, attorneys, consultants, agents, and other representatives, and all their respective predecessors, successors and assigns (collectively “Released Parties”), in their corporate, personal and representative capacities, from any and all obligations, rights, claims, damages, costs, attorneys’ fees, suits and demands, of any and every kind, nature and character, known or unknown, liquidated or unliquidated, absolute or contingent, in law and in equity, enforceable under any local, state, federal, or other foreign or international common law, constitution, statute or ordinance, such as, without limit, French law, which arise from or relate to your past employment with the Company or the termination thereof, or any past actions or omissions of the Company or any of the Released Parties, including without limitation, rights and claims arising under the Family and Medical Leave Act, Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act of 1990, as amended, and the Age Discrimination in Employment Act of 1967, as amended. Subject to applicable law, you also warrant that you have not filed or sued and will not sue or file any actions against the Company or any of the Released Parties with respect to claims covered by this release. It is expressly agreed and understood by the parties, however, that this Agreement does not release any ERISA or pension benefits that are governed by the plan documents and applicable law, or those benefits and privileges set out in paragraph 2 of this Agreement, and that you do not waive or release any right to pension benefits or other benefits governed by ERISA or to those benefits and privileges set out in paragraph 2 of this Agreement. Nothing in this Agreement prevents you from enforcing the terms and conditions of this Agreement.

You recognize and understand that the foregoing is a general release by which you are giving up the opportunity to obtain compensation, damages, and other forms of relief for yourself, and that the receipt of the compensation and benefits described in Paragraph 2 shall be in lieu of and discharge any obligations of the Company to you for compensation, reimbursement, costs, attorney’s fees, expenses, relocation expenses, or any other expectation of remuneration or benefit related to your employment and the termination thereof, and compensates you for any damage you may have suffered as a result of your employment and the termination thereof. You further agree that the compensation and benefits shall constitute the entire amount of monetary consideration provided to you under this Agreement and that you will not seek any further compensation or monies, in the United States or abroad, from the Company, or any division or affiliate or related entity of the Company, in connection with your employment with and termination from the Company. This Agreement, however, does not release any claims to enforce this Agreement, or any claims that you are precluded from waiving by operation of law, and it is not intended to and does not interfere with the right of any governmental agency to enforce laws or to seek relief that may benefit the general public, or your right to assist with or participate in that process. By signing this Agreement, however, you waive any right to personally recover against the Released Parties, and you give up the opportunity to obtain compensation, damages or other forms of relief for you other than that provided in this Agreement.

4.	Non-Competition and Non-Solicitation

(a)	The Company. The Company is a global marketer of consumer and commercial products.

(b)	Your Job Duties. You agree that your job duties during your tenure with the Company included the following: Group President of Newell Rubbermaid Europe and Asia Pacific. You understand and agree that as Group President your responsibilities included all aspects of executive management of those groups, that you were the top executive for the groups, and that you reported directly to the Chief Executive Officer of the Company.

(c)	Your Obligations. For a period ending on December 31, 2011:

(i)	Non-Competition. You agree that you will not perform the same or substantially the same job duties on behalf of a business or organization that competes with the Company, and the parties have specifically agreed that the prohibited companies (the “Prohibited Companies”) are limited to the following:

BIC
Brother
Pilot
Edding
Mont Blanc
Ecolab
Doral
Maclaren
B&D/Stanley
Bosch
LeCrueset
Groupe SEB
Promethean
Smart
Luida
e-instructions
Turning Technologies.
Zebra
Stamps.com
Seiko
Brady

The parties agree that this section does not limit you from being employed with a private equity company that may have an ownership interest in a company on the foregoing list, provided, however, that you do not otherwise violate this section of the Agreement.

You further agree that you will not accept employment with, or perform any services for any company, business, person or entity, without first notifying in writing Jim Sweet, or his successor, assign or delegate, as to the same.

(ii)	Non-Solicitation. You agree that you will not directly or indirectly, individually or on behalf of any person or entity, solicit or induce, or knowingly assist in any manner in the solicitation or inducement of: (i) employees of the Company, other than those in clerical or secretarial positions, to leave their employment with the Company (this restriction is limited to employees with whom you have had material contact for the purpose of performing your job duties and responsibilities, and it is agreed that any employee answering an advertisement or web site posting will not be deemed to have been solicited by you in violation of the terms of this Agreement, provided, however, that you comply with this provision including, without limit, not having encouraged them to leave their employment with the Company after they have answered an advertisement or web site posting, and you do not have any role in their obtaining employment elsewhere); (ii) customers of the Company to purchase from a Prohibited Company products and services that compete with those offered and provided by the Company (“Competitive Products”) (this restriction is limited to customers with whom you have contact through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company); or (iii) suppliers of the Company to supply a Prohibited Company providing Competitive Products to the exclusion or detriment of the Company (this restriction is limited to suppliers with whom you have had contact through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company.)

(d)	Reasonableness. You hereby acknowledge and agree that: (i) the restrictions provided in this section are reasonable in time and scope in light of the necessity for the protection of the business and good will of the Company and the consideration provided to you under this Agreement; and (ii) your ability to work and earn a living will not be unreasonably restrained by the application of these restrictions.

(e)	Injunctive Relief. You also recognize and agree that should you fail to comply with the restrictions set forth above regarding Non-Competition and/or Non-Solicitation, which restrictions you recognize are vital to the success of the Company’s business, the Company would suffer substantial damage for which there is no adequate remedy at law due to the impossibility of ascertaining exact money damages. Therefore, you agree that in the event of the breach or threatened breach by you of any of the terms and conditions of this Agreement, the Company shall be entitled, in addition to any other rights or remedies available to it, to institute proceedings in a federal court in the District of Connecticut or Connecticut state court and to secure immediate temporary, preliminary and permanent injunctive relief. In the event the enforceability of any of the covenants in this section are challenged in court, the applicable time period as to such covenant shall be deemed to be extended by the period of time by which you have been in breach of the restrictive covenant provision period such that the Company receives the benefit of the full two-year period agreed to by the parties herein.

5.	You understand and agree that this Agreement contemplates and memorializes an unequivocal, complete and final dissolution of your employment relationship with the Company, and that, therefore, you have no right to be reinstated to employment with or rehired by the Company, and that in the future, the Company and its affiliated and related entities and their successors and assigns shall have no obligation to consider you for employment.

6.	You further understand and agree that should another Newell Rubbermaid, Inc. entity offer you employment and you accept the same and commence employment within the Salary Continuation Period, the Company will discontinue the remaining supplemental payments and benefits without affecting the release and covenant not to sue or any other provision of this Agreement.

7.	You agree to return to the Company all of the Company’s property, including, without limit, any electronic or paper documents and records and copies thereof that you received or acquired during your employment regarding the Company’s practices, procedures, trade secrets, customer lists, or product marketing, and that you will not use the same for your own purpose. Unless required or otherwise permitted by law, you further agree that while you are considering this Agreement and for three (3) years following your Separation Date, you will not disclose to any person, firm, or corporation or use for your own benefit any information regarding the following:

(a)	Any secret or confidential information obtained or learned by you in the course of your employment with Company with regard to the operational, financial, business or other affairs of Company or its subsidiaries, divisions, or parent companies including, without limitation, proprietary trade “know how” and secrets, financial information and models, customer lists, business, marketing, sales and acquisition plans, identity and qualifications of Company’s employees, sources of supply, pricing policies, proprietary operational methods, product specifications or technical processes; and

(b)	The terms of this Agreement or the amount of supplemental pay being paid pursuant to this Agreement, except that you may disclose this information to your spouse and your attorney, accountant or other professional advisor to whom you must make the disclosure in order for them to render professional services to you, provided that you first advise them of this confidentiality provision and they also agree to maintain the confidentiality of the supplemental pay and benefits and terms of this Agreement.

(c)	Notwithstanding anything herein to the contrary, Confidential Information shall not include any information which: (i) is or becomes publicly available, after such time as such information actually becomes publicly available (other than through unauthorized disclosure by you; (ii) is shown by written record to have been in the possession of or known to you prior to its disclosure during your employment with the Company; (iii) is shown by written record to have been independently developed by you after the Separation Date; or (iv) is made available without restriction to you by any person without breach of any obligation of confidentiality of such other person.

8.	Subject to applicable law, in the event that you breach any of your obligations under this Agreement, you understand and agree that the Company is entitled to stop your remaining compensation, benefits and other consideration provided under this Agreement, and to obtain all other relief provided by law or equity.

9.	It is agreed that neither you nor the Company, or any of its officers, directors or employees, make any admission of any failing or wrongdoing or violation of any local, state or federal law by entering into this Agreement, and that the parties have entered into this Agreement simply to resolve your employment relationship in an amicable manner. While considering this Agreement and at all times thereafter, you agree to act in a professional manner and not make any disparaging or negative statements regarding the Company, or its affiliated companies, and their officers, directors and employees, or to otherwise act in any manner that would damage the business reputation of the same.

10.	Throughout the Salary Continuation Period and thereafter, you agree, upon reasonable notice, to advise and assist the Company and its counsel in preparing such operational, financial and other reports, or other filings and documents, as the Company may reasonably request, and otherwise cooperate with the Company and its affiliates with any request for information. You also agree during the Salary Continuation Period and at any time in the future to assist the Company and its counsel in prosecuting or defending against any litigation, complaints or claims against or involving the Company or its affiliates. The Company shall pay your necessary travel costs and expenses in the event it requires you to assist it under this paragraph. Notwithstanding the foregoing, you shall not be obligated to spend more than eight (8) hours in any month in providing such assistance except upon your written consent, provide, however, that this eight-hour limit does not apply if the Company needs your assistance with respect to a litigation matter.

11.	You understand and agree that this Agreement will in all respects be interpreted, enforced, and governed by and under the laws of the State of Connecticut. In addition, the Agreement shall be valid as a global, final and unconditional settlement pursuant to Articles 1134, 2052, 2044 et seq. of the French Civil Code.

12.	You acknowledge and agree that this Agreement sets forth the entire understanding between the parties concerning the matters discussed herein, that no promise or inducement has been offered to you to enter into this Agreement except as expressly set forth herein, and that the provisions of this Agreement are severable such that if any part of the Agreement is found to be unenforceable, the other parts shall remain fully valid and enforceable.

13.	Unless specifically voided herein, any agreement that you have previously entered into with the Company or its affiliated or related entities that by its terms, extends past your Separation Date, remains in full force and effect.

14.	You agree to notify the Company within seventy-two (72) hours after accepting Alternative Employment.

15.	You acknowledge receipt of the Summary Plan Description of Newell Rubbermaid, Inc.’s Excess Severance Pay Plan.

16.	You are hereby advised in writing to consult an attorney at you own cost prior to executing this Agreement. You also understand and agree that this Agreement has been negotiated at arms’ length and between parties represented by experienced legal counsel. Accordingly, any rule or law or legal decision that would require interpretation of any ambiguities in this Agreement against the party who drafted the applicable provision is not applicable and is waived. You have twenty-one (21) days from your receipt of this letter to accept the terms of this Agreement. You may accept and execute this Agreement within those 21 days.

17.	Any and all disputes arising under this Agreement shall be settled only in any federal or state court located in Connecticut .

18.	The Company shall within thirty (30) days of the Separation Date reimburse you for any and all legal expenses incurred by you in connection with the negotiation of this Agreement in an amount not to exceed Three Thousand Dollars ($3,000).

19.	With respect to the reimbursements hereunder, any reimbursement in one calendar year shall not affect the amount that may be reimbursed in any other calendar year and a reimbursement (or right thereto) may not be exchanged or liquidated for another benefit or payment. Any business expense reimbursements subject to Section 409A of the Code shall be made no later than the end of the calendar year following the calendar year in which such business expense is incurred by you.

If you accept the terms of this Agreement, please date and sign this letter and return it to me. Once you execute this Agreement, you have seven (7) days in which to revoke in writing your acceptance by providing the same to me, and such revocation will render this Agreement null and void. If you do not revoke your acceptance in writing and provide it to me by midnight on the seventh day, this Agreement shall be effective the day after the seven-day revocation period has elapsed.

Sincerely,

/s/ Jim Sweet

Jim Sweet
EVP HR (CHRO) and
Corporate Communications

By signing this letter, I represent and warrant that I have not been the victim of age or other discrimination or wrongful treatment in my employment and the termination thereof. I further acknowledge that the Company advised me in writing to consult with an attorney, that I had at least twenty-one (21) days to consider this Agreement, that I received all information necessary to make an informed decision and I had the opportunity to request and receive additional information, that I understand and agree to the terms of this Agreement, that I am satisfied with the terms incorporated herein, which represent a full and fair settlement, that I have executed the Agreement after independent investigation and without fraud, duress, or undue influence, that nothing contained herein is inconsistent with any state or federal law, that I have seven (7) days in which to revoke my acceptance of this Agreement, and that I am signing this Agreement voluntarily with full knowledge and understanding of its contents.

Dated: January 1, 2010	Name: /s/ Magnus Nicolin

Magnus Nicolin